AH 11-3-2003



SECURITI 03054950 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amendment

SEC FILE NUMBER
8- 26019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Properties, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 Thomas Point Road

(No. and Street)


RECEIVED
OCT 30 2003
187

Annapolis, (City) Maryland (State) 21403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Lee Slagle (410) 263-1420

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP

(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Road, Suite 300, McLean, Virginia 22102

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Lee Slagle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Properties, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Lee Slagle
Signature

President
Title

Carilyn P. Smith
Notary Public Commission expires 12/01/05

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS PROPERTIES, INC.

Reconciliation of Net Capital and Aggregate Indebtedness as Reported by Respondent to Net Capital and Aggregate Indebtedness Reported on Audit Report June 30, 2003

Net Capital as reported by respondent		$	32,669
Reclassification of cost of stock investment in NASDQ Stock Market, Inc. from non-allowable asset to allowable asset			44,900
Adjustment of investment in NASDQ Stock to market value as of June 30, 2003			
Cost	44,900		
Market Value	28,175		(16,725)
Reduction in accounts payable, accrued liabilities, expenses and other			37
Increase in haircuts on securities			
Trading and investment-other securities			(4,226)
Undue concentration			(1,657)
Net Capital per audit report		$	54,998
Aggregate indebtedness as reported by respondent		$	150
Reduction in accounts payable, accrued liabilities, expenses and other			(37)
Rounding differences			(1)
Aggregate indebtedness per audit report		$	112

See independent auditors' report on supplementary information.